Exhibit 99.1

From:	Doug Williams
Sent:	Monday, October 12, 2009
Subject:	Proposed Stock Option Exchange Program

All Employees:

I am pleased to announce that a proposal to approve a voluntary stock option exchange program will be submitted at a Special Meeting of Shareholders currently scheduled for November 10, 2009. We believe, along with our Board of Directors, that equity compensation is an important part of our total compensation program, and that the stock option exchange program offers an opportunity to give eligible employees a renewed economic stake in the future of our company.

Subject to approval by our shareholders, the stock option exchange program will enable employees to exchange their eligible out-of-the-money stock options, with exercise prices above a stated minimum level, for a reduced number of new lower-priced options. The exercise price of the new options to be issued in the exchange would be determined on the day before the exchange takes place and would be equal to the stock closing price of the NASDAQ market on that day. New options issued in the exchange for wholly or partly unvested stock options would vest on a three-year schedule, and new options issued in the exchange for fully vested stock options would vest on a two-year schedule. New stock options will have a seven-year term, and will be issued as non-qualified options under our 2001 Stock Incentive Plan. The stock option exchange program will be a voluntary program, and eligible employees will have the opportunity to make their own choice about whether to participate on a grant-by-grant basis. Non-employee members of our Board of Directors, contractors, consultants and former employees are not eligible to participate.

We appreciate your patience as the materials for and administration of the stock option exchange program are finalized. There is no action that you need to take at this time. Detailed information about the terms of the stock option exchange program and how to participate will be provided to eligible employees at the time the stock option exchange program begins (tentatively scheduled for mid-November, if our shareholders approve the proposal).

It is important to note that the program is governed by strict Securities and Exchange Commission (SEC) rules that require all written communications about the program (including emails) to be filed with the SEC. As a result, we may not be able to respond immediately to any questions you might have. However, in order to assist our eligible employees with making an informed decision, we intend to provide additional information, as it becomes necessary to do so, via various communication channels, including e-mail, website posting and company meetings.

In the interim, you can read our preliminary proxy statement, which contains additional information about the proposal to approve the program, filed with the SEC on October 9, 2009 at www.sec.gov or on the investor relations portion of our website at www.zymogenetics.com/ir/sec-list.php.

Best regards,

Doug Williams

Chief Executive Officer

The stock option exchange program (the “Option Exchange”) has not yet commenced and will not commence unless the requisite shareholder approval is obtained at the Special Meeting of Shareholders to be held on November 10, 2009. Even if shareholder approval is obtained, we (the “Company”) may still decide later not to implement the Option Exchange.

Upon commencement of the Option Exchange, the Company will provide employees eligible to participate with certain written materials explaining the precise terms of the Option Exchange. The Company will also file these written materials with the SEC as part of a Tender Offer Statement on Schedule TO. ELIGIBLE EMPLOYEES ARE URGED TO READ THESE WRITTEN MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OPTION EXCHANGE. The written materials described above and other documents filed with the Securities and Exchange Commission (the “SEC”) may be obtained free of charge from the SEC’s website at www.sec.gov. In addition, employees eligible to participate in the Option Exchange may obtain free copies of documents filed with the SEC by contacting the Company’s investor relations department at its principal executive offices located at 1201 Eastlake Avenue East, Seattle, Washington, 98102-3702, telephone number (206) 442-6000, or through the Company’s website at www.zymogenetics.com.